M Power Entertainment, Inc.
2602 Yorktown Place
Houston, Texas 77056

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	M POWER ENTERTAINMENT, INC. (THE "COMPANY") AMENDMENT "DEL AM" TO THE REGISTRATION STATEMENT FILED ON FORM SB-2 FILE NO. 333-142529

Dear Sir or Madam:

This delayed amendment is being filed in connection with the above-reference registration statement and applies to the above-referenced registration statement.

"We amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine."

We appreciate the cooperation and courtesies extended to us by the Staff.

Very truly yours,

By:	/s/ Gary F. Kimmons
Gary F. Kimmons, Chief Executive Officer and President